Exhibit (a)(5)(B)

JOYY Inc. Announces the Results of the Repurchase Right Offer for its 1.375% Convertible Senior Notes due 2026

SINGAPORE, June 14, 2024 — JOYY Inc. (Nasdaq: YY) (“JOYY” or the “Company”), a global technology company, today announced the results of its previously announced repurchase right offer relating to its 1.375% Convertible Senior Notes due 2026 (CUSIP No. 98426T AF3) (the “2026 Notes”). The repurchase right offer expired at 5:00 p.m., New York City time, on Thursday, June 13, 2024. Based on information from Citibank, N.A. as the paying agent for the 2026 Notes, US$405,445,000 aggregate principal amount of the 2026 Notes were validly surrendered and not withdrawn prior to the expiration of the repurchase right offer. The aggregate cash purchase price of these 2026 Notes is US$405,445,000. The Company has accepted all of the surrendered 2026 Notes for repurchase and has forwarded cash in payment of the same to the paying agent for distribution to the applicable holders. As June 15, 2024 is a Saturday, the paying agent will pay the repurchase price for the 2026 Notes tendered and the accrued interest on all of the 2026 Notes no later than Monday, June 17, 2024, the next succeeding business day following the repurchase date, pursuant to the indenture dated as of June 24, 2019 relating to the 2026 Notes.

Materials filed with the SEC will be available electronically without charge at the SEC’s website, http://www.sec.gov. Documents filed with the SEC may also be obtained without charge at the Company’s website, https://ir.joyy.com.

About JOYY Inc.

JOYY is a leading global technology company with a mission to enrich lives through technology. JOYY currently operates several social products, including Bigo Live for live streaming, Likee for short-form videos, Hago for multiplayer social networking, an instant messaging product, and others. The Company has created a highly engaging and vibrant user community for users across the globe. JOYY’s ADSs have been listed on the NASDAQ since November 2012.

Investor Relations Contact

JOYY Inc.

Jane Xie/Maggie Yan

Email: joyy-ir@joyy.com

ICR, Inc.

Robin Yang

Email: joyy@icrinc.com